June 9, 2017

Via Edgar

Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

RE:    Expedia, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Form 8-K furnished April 27, 2017
File No. 001-37429
Staff Comment Letter Dated May 9, 2017
Request for Extension

Dear Ms. Raminpour:

Expedia, Inc. has received the Staff’s comment letter dated May 9, 2017, relating to the above-referenced filings, and is currently in the process of preparing a response.

Pursuant to communications with Ms. Heather Clark of the Staff, we are filing this correspondence to confirm that we intend to submit a response to the comment letter no later than June 23, 2017.

Sincerely,

/s/ Michael S. Marron
Michael S. Marron
Vice President, Associate General Counsel and Assistant Secretary

cc:    Heather Clark, Securities and Exchange Commission
Claire Erlanger, Securities and Exchange Commission
Mark D. Okerstrom, EVP of Operations and Chief Financial Officer, Expedia, Inc.